03014363

3/18/03

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17582

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 10 2003 DIVISION OF MARKET REGULATION

8-17582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING ________ (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWISS AMERICAN SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Nielsen (212) 612-8810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Ave (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Board of Directors
Swiss American Securities Inc.:

We have audited the accompanying statement of financial condition of Swiss American Securities Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swiss American Securities Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2002 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 19, 2003

SWISS AMERICAN SECURITIES INC.

Statements of Financial Condition

December 31, 2002

Assets

Cash	$	55,445,315
Cash and securities segregated under Federal regulations		301,617,710
Deposits with clearing organizations:		
Cash		4,388,308
Securities owned, at market value		6,243,091
Securities borrowed		4,687,273,110
Securities purchased under agreement to resell		6,424,021,723
Receivables from brokers and dealers		248,900,974
Receivable from customers and affiliates		47,560,494
Interest receivable		9,112,545
Securities owned, at market value (including securities pledged of $6,503,218)		17,736,462
Exchange memberships, at cost (market value $2,250,000)		530,553
Furniture and fixtures, less accumulated depreciation of $577,033		345,090
Other assets (including deferred tax asset of $4,358,823)		17,057,930
Total assets	$	11,820,233,305

Liabilities and Stockholders' Equity

Liabilities:		
Securities loaned	$	4,435,814,659
Securities sold under agreement to repurchase		6,410,320,992
Payable to customers and affiliates		610,688,397
Interest payable		7,536,696
Payable to brokers and dealers		233,118,838
Securities sold but not yet purchased, at market value		5,150,940
Income taxes payable		11,613,171
Short-term borrowings		6,245,000
Accounts payable, accrued expenses, and other liabilities		18,794,217
Total liabilities		11,739,282,910
Commitments and contingencies		
Stockholders' equity:		
Class A – Common stock, $1 par value. Authorized, issued, and outstanding 5,000 shares		5,000
Class B – Common stock, $1 par value. Authorized, issued, and outstanding 3,400 shares		3,400
Class C – Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares		1,000
Class D – Common stock, $1 par value. Authorized, issued, and outstanding 600 shares		600
Additional paid-in capital		8,331,784
Retained earnings		76,113,111
Accumulated other comprehensive income		(3,504,500)
Total stockholders' equity		80,950,395
Total liabilities and stockholders' equity	$	11,820,233,305

See accompanying notes to financial statements.